November 9, 2009

Jim Rosenberg
Donald Abbott
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
Fax 202-772-9198

Re:	Biomoda, Inc.
SEC Comment Letter Dated October 23, 2009
File No. 333-90738

Dear Mr. Rosenberg and Mr. Abbott:

Thank you for your comments to the submission of the Form 10-K for December 31, 2008, 10-Q for March 31, 2009 and 10-Q for June 30, 2009 for Biomoda, Inc. (the “Company”).  On behalf of the Company, we submit to you this response letter and the Company’s amended Exhibit 31on Form 10-k and 10-Q.

The following is the detailed response to your comment.

Comment 1. Exhibit 31

Response:
We note that we have been using the incorrect certification Exhibit 31.  We were using the old certification for the SB-2.  We attach here the correct certification Exhibit 31.  We will use this form in the future.

a.	Remove the report descriptions “annual” and “quarterly,” as appropriate, from all certifications except for the first paragraph.
Response: This is done.

b.
Revise paragraphs 4 and 5 of the certification to include the phrase “The registrant’s other certifying officer(s)” which may be singular when only one person is certifying a registrant’s periodic report;

Response: This is done.

c.	Revise to include the entire introductory language of paragraph 4 which also addresses your officer’s responsibility for establishing and maintaining internal control over financial reporting;
Response: This is done.

609 Broadway NE #215
Albuquerque, New Mexico, 87102
Phone: (505) 821-0875
Fax: (866) 519-6156

d.	Cite the correct Exchange Act rules when referring to disclosure controls and procedures and internal control over financial reporting;
Response: This is done.

e.	Include the language “(the registrant’s fourth fiscal quarter in case of an annual report)” in paragraph 4(d): and,
Response: This is done.

f.	Remove the name of the registrant at the end of the certification.
Response: This is done.

Biomoda, Inc. acknowledges that:
•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the information provided above and the amended Form Exhibit 31 is responsive to your comments.  Should you have any additional comments or questions regarding our Form Exhibit 31, please feel free to contact me.  I may be reached at (505) 821-0875.

Sincerely,

/s/ John Cousins
John J. Cousins
President
Biomoda, Inc.

Exhibit 31

CERTIFICATION OF CEO PURSUANT TO 15 U.S.C. SECTION 10A, AS ADOPTED
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002 (2)

I, John Cousins, certify that:
1. I have reviewed this Form 10-Q of Biomoda, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: November 16, 2009	By:	/s/ John J. Cousins
John J. Cousins
President & Chief Financial Officer (Principal Executive and Accounting Officer)